The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Citigroup Inc.	SUBJECT TO COMPLETION, DATED OCTOBER 7, 2014	October , 2014 Medium-Term Senior Notes, Series G Pricing Supplement No. 2014-CMTNG0265 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-192302
h
Callable Step-Up Coupon Notes Due October     , 2019
•
We have the right to call the notes for mandatory redemption on any interest payment date on or after October      , 2015 (expected to be October 29, 2015).  From and including the original issue date to but excluding October   , 2015 (expected to be October 29, 2015), the notes will bear interest during each quarterly interest period at a per annum rate equal to 1.50%. Unless redeemed by us, from and including October   , 2015 (expected to be October 29, 2015) to but excluding October   , 2016 (expected to be October 29, 2016), the notes will bear interest during each quarterly interest period at a per annum rate equal to 1.75%. From and including October   , 2016 (expected to be October 29, 2016) to but excluding October   , 2017 (expected to be October 29, 2017), the notes will bear interest during each quarterly interest period at a per annum rate equal to 2.00%. From and including October   , 2017 (expected to be October 29, 2017) to but excluding October   , 2018 (expected to be October 29, 2018), the notes will bear interest during each quarterly interest period at a per annum rate equal to 2.50%. From and including October   , 2018 (expected to be October 29, 2018) to but excluding the maturity date, the notes will bear interest during each quarterly interest period at a per annum rate equal to 3.00%.

•	The notes are unsecured senior debt obligations of Citigroup Inc. All payments due on the notes are subject to the credit risk of Citigroup Inc.
•
It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying prospectus supplement and prospectus.  The description of the notes below supplements, and to the extent inconsistent with replaces, the description of the general terms of the notes set forth in the accompanying prospectus supplement and prospectus.

KEY TERMS
Issuer:	Citigroup Inc.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Aggregate stated principal amount:	$
Pricing date*:	October , 2014 (expected to be October 24, 2014)
Original issue date*:	October , 2014 (three business days after the pricing date)
Maturity date*:
October      , 2019 (expected to be October 29, 2019).  If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date.  No additional interest will accrue as a result of delayed payment.

Principal due at maturity:	Full principal amount due at maturity
Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest rate per annum*:
From and including the original issue date to but excluding October   , 2015 (expected to be October 29, 2015): 1.50%
From and including October   , 2015 (expected to be October 29, 2015) to but excluding October   , 2016 (expected to be October 29, 2016), unless redeemed by us: 1.75%
From and including October   , 2016 (expected to be October 29, 2016) to but excluding October   , 2017 (expected to be October 29, 2017), unless redeemed by us: 2.00%
From and including October   , 2017 (expected to be October 29, 2017) to but excluding October   , 2018 (expected to be October 29, 2018), unless redeemed by us: 2.50%
From and including October   , 2018 (expected to be October 29, 2018) to but excluding the maturity date, unless redeemed by us: 3.00%

Interest period:
The three-month period from the original issue date to but excluding the immediately following interest payment date, and each successive three-month period from and including an interest payment date to but excluding the next interest payment date

Interest payment dates*:
Quarterly on the      day of each January, April, July and October of each year (expected to be the 29th day of each January, April, July and October of each year), commencing January     , 2015 (expected to be January 29, 2015) and ending on the maturity date, provided that if any such day is not a business day, the applicable interest payment will be made on the next succeeding business day. No additional interest will accrue on that succeeding business day. Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date, which we refer to as a regular record date, except that the interest payment due at maturity or upon earlier redemption will be paid to the persons who hold the notes on the maturity date or earlier date of redemption, as applicable.

Day count convention:	30/360 Unadjusted. See “Determination of Interest Payments” in this preliminary pricing supplement.
Redemption*:
Beginning on October      , 2015 (expected to be October 29, 2015), we have the right to call the notes for mandatory redemption, in whole and not in part, on any redemption date and pay to you 100% of the principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least five business days before the redemption date specified in the notice.
So long as the notes are represented by global securities and are held on behalf of The Depository Trust Company (“DTC”), redemption notices and other notices will be given by delivery to DTC. If the notes are no longer represented by global securities and are not held on behalf of DTC, redemption notices and other notices will be published in a leading daily newspaper in New York City, which is expected to be The Wall Street Journal.

Redemption dates*:	October , 2015 (expected to be October 29, 2015) and each interest payment date thereafter
Business day:	Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close
Business day convention:	Following
CUSIP:	1730T02K4
ISIN:	US1730T02K40
Listing:	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Issue price	Underwriting fee(1)(2)	Proceeds to issuer(2)
Per note:	$1,000.00	$10.00	$990.00
Total:	$	$	$
* Expected dates are subject to change.
(1) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $10.00 for each note sold in this offering. The actual underwriting fee will be equal to the selling concession provided to selected dealers. Selected dealers not affiliated with CGMI will receive a variable selling concession of up to $10.00 for each note they sell.  Additionally, it is possible that CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors,” “General Information—Fees and selling concessions” and “—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement for more information.
(2) The per note proceeds to Citigroup Inc. indicated above represent the minimum per note proceeds to Citigroup Inc. for any note, assuming the maximum per note underwriting fee of $10.00. As noted in footnote (1), the underwriting fee is variable.  You should refer to “Risk Factors,” “General Information—Fees and selling concessions” and “—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement for more information.

Investing in the notes involves risks not associated with an investment in conventional fixed rate debt securities. See “Risk Factors” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense. You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, each of which can be accessed via the following hyperlink.
Prospectus Supplement and Prospectus each dated November 13, 2013
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc.
Callable Step-Up Coupon Notes Due October , 2019

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. You should read the risk factors below together with the risk factors included in the documents incorporated by reference in the accompanying prospectus, including our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to our business more generally. We also urge you to consult your investment, legal, tax, accounting and other advisers before you decide to invest in the notes.  Please also note that Citigroup Inc. earnings will be announced on October 14, 2014.

▪
The notes may be redeemed at our option, which limits your ability to accrue interest over the full term of the notes. We may redeem the notes, in whole and not in part, on any interest payment date beginning one year after the date of issuance of the notes upon not less than five business days’ notice. In the event that we redeem the notes, you will receive the principal amount of your investment in the notes and any accrued and unpaid interest to but excluding the date on which the notes are redeemed. In this case, you will not have the opportunity to continue to accrue and be paid interest to the maturity date of the notes.

▪
Market interest rates at a particular time will affect our decision to redeem the notes. It is more likely that we will call the notes for mandatory redemption prior to their maturity date at a time when the interest rate on the notes is greater than that which we would pay on a comparable debt security of Citigroup Inc. with a maturity comparable to the remaining term of the notes. Consequently, if we redeem the notes prior to their maturity, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

▪
The step-up feature presents different investment considerations than fixed-rate notes. Unless general market interest rates rise significantly, you should not expect to earn the higher stated interest rates, which are applicable only after the first one year of the term of the notes, because the notes are likely to be redeemed prior to maturity if general market interest rates remain the same or fall during the term of the notes. When determining whether to invest in the notes, you should consider, among other things, the overall annual percentage rate of interest to maturity or the various potential redemption dates as compared to other equivalent investment alternatives rather than the higher stated interest rates or any potential interest payments you may receive after the first one year following the issuance of the notes.  If general market interest rates increase beyond the rates provided by the notes during the term of the notes, we will likely not redeem the notes, and investors will be holding notes that bear interest at below-market rates.

▪
The notes are subject to the credit risk of Citigroup Inc., and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the value of the notes.  You are subject to the credit risk of Citigroup Inc. If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the value of the notes.

▪
The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.  The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity.  Accordingly, an investor must be prepared to hold the notes until maturity.

▪
Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment.  The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period.  See “General Information—Temporary adjustment period” in this pricing supplement.

▪
Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity or redemption. If you are able to sell your notes in the secondary market prior to maturity or redemption, you are likely to receive less than the stated principal amount of the notes.

▪
The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no changes in market conditions or other relevant factors, the price, if any, at which CGMI may be willing to purchase the notes in secondary market transactions will likely be lower than the issue price since the issue price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transactions. Our affiliates may realize a profit from the expected hedging activity even if the value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by CGMI, as a result of dealer discounts, mark-ups or other transaction costs.

October 2014	PS-2

Citigroup Inc.
Callable Step-Up Coupon Notes Due October , 2019

▪
The price at which you may be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest. A number of factors will influence the value of the notes in any secondary market that may develop and the price at which CGMI may be willing to purchase the notes in any such secondary market, including: interest rates in the market and the volatility of such rates, the time remaining to maturity of the notes, hedging activities by our affiliates, fees and projected hedging fees and profits, expectations about whether we are likely to redeem the notes and any actual or anticipated changes in the credit ratings, financial condition and results of Citigroup Inc. The value of the notes will vary and is likely to be less than the issue price at any time prior to maturity or redemption, and sale of the notes prior to maturity or redemption may result in a loss.

General Information
Temporary adjustment period:
For a period of approximately four months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined.  This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes.  The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the four-month temporary adjustment period.  However, CGMI is not obligated to buy the notes from investors at any time.  See “Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”

U.S. federal income tax considerations:
The notes will be treated for U.S. federal income tax purposes as fixed rate debt instruments that are issued without original issue discount.

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “United States Federal Tax Considerations,” and in particular the sections entitled “United States Federal Tax Considerations—Tax Consequences to U.S. Holders” and “—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for more information.

Trustee:	The Bank of New York Mellon (as trustee under an indenture dated November 13, 2013) will serve as trustee for the notes.
Use of proceeds and hedging:
The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps and/or futures, and/or taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. It is possible that our affiliates may profit from this hedging activity, even if the value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Inc.’s affiliate, CGMI, may be willing to purchase your notes in the secondary market. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA and IRA purchase considerations:
Please refer to “Benefit Plan Investor Considerations” in the accompanying prospectus supplement for important information for investors that are ERISA or other benefit plans or whose underlying assets include assets of such plans.

Fees and selling concessions:
CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $10.00 for each note sold in this offering.  The actual underwriting fee per note will be equal to the selling concession provided to selected dealers. CGMI will pay selected dealers not affiliated with CGMI a variable selling concession of up to $10.00 for each $1,000.00 note they sell.

Additionally, it is possible that CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines.  You should refer to “Risk Factors” above and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Supplemental information regarding plan of distribution; conflicts of interest:
The terms and conditions set forth in the Global Selling Agency Agreement dated November 13, 2013 among Citigroup Inc. and the agents named therein, including CGMI, govern the sale and purchase of the notes.

October 2014	PS-3

Citigroup Inc.
Callable Step-Up Coupon Notes Due October , 2019

CGMI, acting as principal, has agreed to purchase from Citigroup Inc., and Citigroup Inc. has agreed to sell to CGMI, $      aggregate stated principal amount of the notes (      notes) for a minimum of $990.00 per note.  CGMI proposes to offer the notes to selected dealers at $1,000.00 per note less a selling concession as described under “—Fees and selling concessions” above.

The notes will not be listed on any securities exchange.

In order to hedge its obligations under the notes, Citigroup Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “General Information—Use of proceeds and hedging” in this pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

CGMI is an affiliate of Citigroup Inc. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client. See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.

Paying agent:	Citibank, N.A. will serve as paying agent and registrar and will also hold the global security representing the notes as custodian for The Depository Trust Company (“DTC”).
Contact:	Clients may contact their local brokerage representative. Third party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

We encourage you to also read the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink on the cover page of this pricing supplement.

Determination of Interest Payments

On each interest payment date, the amount of each interest payment will equal (i) the stated principal amount of the notes multiplied by the interest rate in effect during the applicable interest period divided by (ii) 4.

Additional Information

We reserve the right to withdraw, cancel or modify any offering of the notes and to reject orders in whole or in part prior to their issuance.

© 2014 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

October 2014	PS-4